FAIRBORNE ENERGY TRUST

October 25, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Fairborne Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34863

Dear Sirs/Mesdames:

On behalf of ourselves, Fairborne Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), please note that the Trust's exemption number is 082-34863.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Aaron G. Grandberg

CFO

AGG
Enclosure

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

SCHEDULE A

1. News release, dated October 22, 2007
2. News release dated October 25, 2007

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES PLAN TO CONVERT TO A GROWTH ORIENTED E&P COMPANY AND A $100 MILLION EQUITY PRIVATE PLACEMENT

October 22, 2007. CALGARY, ALBERTA. Fairborne Energy Trust ("Fairborne" or the "Trust") (TSX: FEL.UN) is pleased to announce its plan to convert into a growth oriented, exploration and production company (the "Reorganization"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "Corporation") at a subscription price of $7.45 per share (the "Subscription Price") for aggregate proceeds of approximately Cdn$100 million (the "Private Placement"). The Subscription Price represents a premium of 8% to the closing price of Fairborne's trust units on October 19, 2007 of $6.90 per unit and 13% to the volume weighted average trading price of $6.57 per unit over the last 30 trading days. Denham's investment is conditional on the successful closing of the Reorganization.

Proceeds from the Private Placement will initially be used to reduce outstanding indebtedness. Fairborne plans to continue its current monthly distributions until the closing of the Reorganization, including the November distribution payable on December 17, 2007. Denham's investment will significantly improve Fairborne's financial flexibility and position the reorganized Corporation for growth. Following the Reorganization, Fairborne plans to reinvest 100% of its cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for acquisitions. After giving effect to the Private Placement, the reorganized Corporation will have approximately $85 million of net debt drawn against its current borrowing base facility of $220 million.

Fairborne's current production is 13,100 Boe/d (75% natural gas) and the Trust anticipates exiting 2007 at a production rate of approximately 13,400 Boe/d based on recent drilling successes at Columbia/Harlech and Marlboro. The 2008 capital program for the reorganized Corporation is planned to be between $125 million and $150 million.

ABOUT DENHAM

Denham Capital Management LP is a private equity firm focused on the energy and commodities sectors, including natural resources, power and utilities and energy-related infrastructure and services. It invests globally, with investments currently in the US, Canada, South America, Europe and Asia, and across all stages of corporate and asset lifecycle, from development projects to mature, operating businesses. Denham typically targets equity investments in the $50 million to $250 million range. It currently has offices in Boston, Houston, New Jersey and London.

PLAN OF ARRANGEMENT

It is contemplated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of trust units (collectively the "Unitholders") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. This will result in approximately 83.2 million common shares of the new Corporation being outstanding after giving effect to the Reorganization and the Private Placement. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. One representative from Denham will be appointed to the board of directors of the Corporation on completion of the Reorganization. The Reorganization is subject to receipt of all required regulatory approvals and securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares. It is anticipated that an information circular and proxy statement in connection with the special meeting to consider the Reorganization will be mailed to securityholders of the Trust in mid-November, in connection with the meeting of securityholders relating to such approvals anticipated to be held in December, 2007.

BOARD OF DIRECTORS RECOMMENDATIONS

The Board of Directors has unanimously concluded that the Reorganization and Private Placement are in the best interests of Fairborne and Fairborne securityholders, and has unanimously resolved to recommend that Fairborne securityholders vote their Fairborne trust units and exchangeable shares in favour of the Reorganization. Officers and directors of Fairborne beneficially owning approximately 13% of the issued and outstanding trust units and exchangeable shares of Fairborne have indicated that they intend to vote their trust units and exchangeable shares in favour of the Reorganization. Fairborne has agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination until completion of the Reorganization.

All of the members of the Board of Directors as well as the CEO, CFO and COO of Fairborne have agreed to waive their right to accelerated vesting of their Restricted and Performance units under the current Trust incentive plan. There will be no change of control or severance payment triggered by the Reorganization for these officers.

RBC Capital Markets acted as financial advisor to Fairborne with respect to the Reorganization and has provided its opinion to the Board of Directors that, as at the date hereof, the consideration to be received by Fairborne Unitholders in connection with the Reorganization and after giving effect to the Private Placement, taken together, is fair, from a financial point of view to Unitholders. Cormark Securities Inc. is acting as a strategic advisor to Fairborne. CIBC World Markets Inc. acted as exclusive financial advisor to Denham with respect to the Private Placement.

TRANSACTION RATIONALE

Strategically, the Reorganization and Private Placement position Fairborne as a high growth natural gas focused exploration and production company with a very strong balance sheet. The Private Placement combined with cash flow from operations will allow the Corporation to aggressively capitalize on over 500 identified drilling prospects, acquisitions and other opportunities identified by its technical staff.

"We see greater value creation to securityholders from investing all of our cash flow in our existing assets and growth opportunities than under the current Trust structure. The Denham investment will significantly improve our balance sheet without diluting existing shareholders as the equity investment is at a substantial premium to the current unit price." commented Steve VanSickle, President & CEO of Fairborne. "The Reorganization will enable us to aggressively pursue identified opportunities on our existing asset base. We are confident that our team can deliver production growth that will more than offset the value of the lost tax shields through the end of the tax fairness period in 2011. We are delighted that, after significant study, a leading private equity firm like Denham, shares our vision and has agreed to acquire approximately a 16% interest in Fairborne," added Mr VanSickle.

"Fairborne's seasoned management team and strong asset base will provide a firm foundation to execute a strategy of growth" said Carl Tricoli, Senior Managing Director of Denham Capital. "We believe that with our strong financial commitment to Fairborne, the Corporation will be well positioned to capture the tremendous value creation opportunities present in the basin today."

Fairborne currently has tax pools of approximately $490 million. Management expects the Corporation to remain non-taxable beyond 2011 as a result of existing tax pools as well as incremental tax pools created through an expanded capital program.

PRELIMINARY 2008 PROGRAM

The Reorganization and the Private Placement will allow Fairborne to transform the growth outlook of the Corporation and significantly increase its reserves, production and cash flow through the development of its large inventory of identified drilling prospects. Fairborne currently has 233,500 net acres of undeveloped land. In addition, the Denham investment will allow Fairborne to reduce debt levels and thereby pursue selected acquisitions.

The Corporation's preliminary 2008 capital expenditures budget will be set between $125 million and $150 million. The budget is balanced between high impact exploration drilling and lower risk infill and step out drilling on well defined existing prospects and is currently planned to include:

- 117 (83 net) wells
- 75% of drilling capital in lower risk locations and 25% directed towards exploration
- $35 mm at Columbia/Harlech
- $25 mm focused on light oil at Brazeau and Clive
- $25 mm in the Deep Basin
- $20 mm for CBM
- The balance of capital will be spent on land and seismic and in other areas.

This budget is based on achieving capital efficiencies of $25,000 per flowing Boe (consistent with Fairborne's three year average) and an operating netback of approximately $30 per Boe (based on CDN$6.00/mcf and US $80.00 per bbl)

Copies of the Trust's updated Corporate Presentation are available at the Trust's website at www.fairbornetrust.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933 as amended or the securities laws of any state and may not be offered or sold in the United States unless an exemption from registration is available.

FOR FURTHER INFORMATION ON FAIRBORNE ENERGY TRUST PLEASE CONTACT:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg, Chief Financial Officer

Telephone: (403) 290-3217
Fax: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

FOR FURTHER INFORMATION ON DENHAM CAPITAL MANAGEMENT LP PLEASE CONTACT:

DENHAM CAPITAL MANAGEMENT LP

Tim Smith, Director of Investor Relations

Telephone: (617) 531-4864
Fax: (617) 236-8919
tim.smith@denhamcapital.com
www.denhamcapital.com

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

*Forward Looking Statements - Certain information regarding Fairborne and Fairborne Energy Ltd. (the "**Companies**") set forth in this news release, including management's assessment of the Companies' future plans and operations, the effect of the Reorganization and the Private Placement on the Companies and on securityholders of Fairborne, timing of matters relating to the approval of the Reorganization and implementation thereof, use of proceeds from the Private Placement, planned continued distributions until the Reorganization, plans related to use of cash flow and bank debt following completion of the Reorganization and Private Placement, expected production rates, 2008 capital expenditure budget and the method of funding thereof and future capital expenditures and the expected non-taxability of the Corporation contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Reorganization and the effect thereof and failure to receive required*

securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Fairborne's website (www.Fairbornetrust.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

FAIRBORNE
ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST TO PRESENT
AT CANACCORD CAPITAL'S GLOBAL ENERGY CONFERENCE

October 25, 2007

Fairborne Energy Trust (TSX:FEL.UN) will present at Canaccord Capital's Global Energy Conference in Miami on October 25th, 2007 at 11:15 AM (EST).

To listen via webcast, please go to http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2022020. The materials and webcast link will be available on Fairborne's website following the presentation.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

END